UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*




Tenon Medical, Inc.


(Name of Issuer)





Common Stock


(Title of Class of Securities)





88066N105


(CUSIP Number)


TMD Wealth Management, LLC


15333 N. Pima Road, Suite 200


Scottsdale, AZ 85260


602-279-2020


(Name, Address and Telephone
Number of Person Authorized to


Receive Notices and
Communications)





June 16, 2023


(Date of Event which Requires
Filing of this Statement)




If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP No. 88066N105

13D
Page _____ of ______
Pages

1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

TMD Wealth Management LLC, 85-1065038


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*



(see instructions)
(a
)
[ _ ]


(b
)
[ _ ]




3
SEC USE ONLY










4
SOURCE OF FUNDS* (see instructions)



00-Funds of investment advisory clients.






5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED



PURSUANT TO ITEMS 2(d) OR 2(e)

[ _ ]








6
CITIZENSHIP OR PLACE OF ORGANIZATION



Delaware





7
SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALL
Y
OWNED BY
EACH
REPORTING
PERSON
WITH:

8,700,258 (*assumes warrants of TMD clients exercised)




8
SHARED VOTING POWER







9
SOLE DISPOSITIVE POWER


8,700,258




10
SHARED DISPOSITIVE POWER




11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON


8,700,258





12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

(see instructions)

[ _ ]








13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)



32.52






14
TYPE OF REPORTING PERSON* (see
instructions)



IA









CUSIP No. _88066N105
13D
Page _____ of ______
Pages

Item 1. Security and Issuer.


This statement on Schedule 13D relates to common stock of Tenon Medical, Inc, located in Los Gatos, California.






Item 2. Identity and Background.





(a)
 This Schedule 13D is being filed by and
on behalf of TMD Wealth Management, LLC
(the ?Reporting Person?), organized in
the state of Delaware.






(b)
The principal business address of the
Reporting Person is 15333 N. Pima Road,
Suite 200, Scottsdale, AZ 85260.






(c)
Executive Officers of the Reporting
Person include: Todd Douma, CEO & Senior
Wealth Advisor; Gavin Lyons, Partner and
Chief Operating Officer; Susan Abbass,
Chief Compliance Officer.






(d)
None of the individuals referenced above in Item 2 have been convicted in a criminal proceeding in the past five years.






(e)
None of the individuals referenced above in Item 2 have been party to a civil proceeding of a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.






(f)
All of the individuals referenced above
in Item 2 are citizens of the United
States.






Item 3. Source and Amount of Funds or Other
Consideration.

TMD Wealth Management, LLC, in its capacity as a registered investment adviser, used an aggregate of $1,554,742 of funds provided through accounts of certain of its investment advisory clients and some employees to purchase 3,067,868 of the securities reported as beneficially owned in Item 5. The remaining shares reported reflect additional shares available if warrants issued to each investor on the Event Date were exercised, as well as a small percentage of shares already owned by TMD clients..





Item 4. Purpose of Transaction.


TMD Wealth Management?s purpose for
purchasing the Issuer?s securities is for investment purposes only. The securities purchased on the Event Date were made available via a secondary offering of the Issuer. One Unit purchased on that date included one share of common stock, $.001 par value per share, and two warrants with rights to exercise immediately. If exercised, each warrant represents one share of common stock priced at $0.56 per share.

Describe any plans or proposals which the reporting person may have which related to or would result in:


(a)
 The acquisition by any person of
additional securities of the issuer, or
the disposition of securities of the
issuer;

N/A






(b)
 An extraordinary corporate transaction,
such as a merger, reorganization or
liquidation, involving the issuer or any of its subsidiaries;

N/A






(c)
 A sale or transfer of a material amount
of assets of the issuer or any of its
subsidiaries;




N/A



(d)
 Any change in the present board of
directors or management of the issuer,
including any plans or proposals to
change the number or term of directors
or to fill any existing vacancies on the board;
N/A






(e)
 Any material change in the present
capitalization or dividend policy of the issuer;

N/A






(f)
 Any other material change in the
issuer's business or corporate
structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment
Company Act of 1940;

N/A






(g)
 Changes in the issuer's charter, bylaws
or instruments corresponding thereto or
other actions which may impede the
acquisition of control of the issuer by
any person;

N/A






(h)
 Causing a class of securities of the
issuer to be delisted from a national
securities exchange or to cease to be
authorized to be quoted in an inter-
dealer quotation system of a registered
national securities association;

N/A






(i)
 A class of equity securities of the
issuer becoming eligible for termination of registration pursuant to section
12(g)(4) of the Act; or

N/A






(j)
 Any action similar to any of those
enumerated above.

N/A






Item 5. Interest in Securities of the
Issuer.






(a)
 The aggregate number of Securities to
which this Schedule 13D relates is
8,700,258 shares of common stock of the
Issuer, constituting 32.52% of the
Issuer?s outstanding shares. This amount includes 5,131,000 of warrants.






(b)
 TMD Wealth Management LLC generally has
the sole power to dispose of, or to
direct the disposition of the Securities held for discretionary accounts of its investment clients. While it is TMD?s internal policy to not vote or direct votes of any Securities on behalf of clients, it may be granted the sole power to do so.






(c)
Please see Schedule A for purchase and
sale transactions in the Securities
during the past 60 days.






(d)
 The investment advisory clients of TMD
Wealth Management, LLC have the sole
right to receive and, subject to notice, to withdraw the proceeds from the s ale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty and upon appropriate notice. TMD Wealth
Management, LLC does not have an
economic interest in any of the
Securities reported herein. Any purchase or sale made by an employee of TMD
Wealth was done so on the same terms and conditions as all advisory clients.






(e)
 Not applicable.






Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The powers of disposition with respect to Securities owned by discretionary private accounts of TMD Wealth Management LLC are established in written investment advisory agreements between clients and TMD, which are entered into in the normal and usual course of the business of TMD as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.





Item 7. Material to be Filed as Exhibits.












CUSIP No. 88066N105
13D
Page _____ of ______
Pages


SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Susan Abbass

(Name)

CCO



(Title)



(Date)